Davis Polk & Wardwell
450 Lexington Ave.
New York, N.Y. 10017

212 450 6095

August 16, 2005

Telefónica del Perú S.A.A.
Re:	Form 20-F for the Year Ended December 31, 2004
File No. 001-14404

Mr. Larry Spirgel
 United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
 Washington, DC 20549

Dear Mr. Spirgel:

     On behalf of Telefónica del Perú S.A.A., a Peruvian corporation (“TdP” or the “Company”), please find attached as Attachment A TdP’s response to the Staff’s comment included in its letter dated July 13, 2005 in connection with its review of TdP’s financial statements in its Form 20-F for the year ended December 31, 2004.

     If you have any further comments after receiving this letter, TdP would be pleased to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 or Manuel Arranz at 011-34-91-514-5072 from Deloitte & Touche, TdP’s auditors, should you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

Attachment

cc w/att:	Andrew Mew
Manuel Arranz
José Fermín Alvarez

ATTACHMENT A

TELEFÓNICA DEL PERÚ S.A.A.

Form 20-F for the Year Ending December 31, 2004

Note 4. Significant Accounting Policies and Practices
(n) Revenues, costs and expenses recognition

1.	Please disclose and explain to us your Peruvian GAAP revenue recognition policies for products and services offered by your business communications and cable television businesses.

     Revenues and costs for products and services offered by our business communications and cable television businesses are recorded on an accrual basis. These revenues are derived from monthly services and are billed, depending on the service, either at the end of the month (which does not require revenue estimates at the respective closing date) or on a cyclical billing system at different dates of each month (which does require certain estimates of income).

     In future Form 20-Fs, we undertake to enhance the disclosure of the revenue recognition policies for these products and services as follows:

(n) Revenues, costs and expenses recognition

Revenues for telephone services are recognized in the period in which the services are provided, as measured mainly by the minutes of traffic processed.

Fixed telephone and domestic and international long distance services are recorded on a cyclical system. Services not billed from the closing day of the billing to the last day in the month, are included in the next cyclical billing and the corresponding estimate of income is recorded.

Business communications revenues are recorded, depending on the service, both as the services are provided or on a cyclical basis as described in the paragraph above.

Cable television revenues are derived primarily from monthly charges and are recognized at the end of the month in which the service is provided.

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Note 11. Other Accounts Receivable, Net, Page F-25

2.	It appears from the disclosure in Note 11(a), that for Peruvian GAAP purposes, you have recognized receivables representing claims for the return of funds illegally seized by various municipalities in Lima and provinces. Please disclose the facts and circumstances of these seizures and advise us. Also, explain to us how you have accounted for the seizures and your basis for this accounting under US GAAP. If you did not recognize a charge to earnings when funds were disbursed you should explain why and how this accounting complies fully with the guidance in SFAS No. 5. Since apparently the return of the seized assets is contingent upon the seizures being declared illegal, we question your basis for recognizing a receivable under US GAAP. Please note, for US GAAP purposes, contingencies that may result in gains should not be reflected in the financial statements. Please revise your US GAAP financial information accordingly or advise us. In your response to this comment please tell us if these receivables represent legally enforceable claims for payment as of the balance sheet date.

     The receivables representing claims for the return of funds illegally seized relate to the fact that various municipalities in Lima and other provinces have initiated local administrative actions that have resulted in the seizure of our funds and impaired our rights to directly collect from customers. These municipalities allege that we have installed plant (telephone poles) within their jurisdictions without municipal authorization and, therefore, that we are subject to fees and fines. These municipalities have seized our assets—cash and accounts receivable—without any definitive judicial determination. In some circumstances, these actions have prevented us from collecting amounts due from our customers.

     We believe that these actions were illegally initiated since funds were seized before a final judicial decision and before we were able to present an appropriate defense. In addition, we believe these municipalities do not have valid legal grounds to defend their actions. Some of their coercive collections have already been declared illegal by certain courts and, in such cases, we have initiated procedures to recover the amounts seized. We will continue to pursue legal actions against these municipalities and anticipate that all or most of the seizures will be declared illegal.

     These seizures from the municipalities have restricted our access to funds and collections (banks accounts and clients, respectively) and, in a subsequent instance, the municipalities diverted such funds to their own accounts. Given that our legal advisors believe that these seizures will be declared illegal, under Peruvian GAAP we reclassified such amounts seized as “Other Accounts Receivable”. The reason for such reclassification is that, under Peruvian law an eventual loss is deductible for income tax purposes only if recorded as a receivable.

     In addition, under Peruvian GAAP we have recorded provisions by means of an allowance for doubtful accounts for the amounts that have been effectively transferred to the municipalities’ accounts. This allowance is shown under the same caption as of December 31, 2004 and 2003. Such provisions were deemed necessary since we believe that these

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municipalities do not have a solid cash position, with which to honor judicial orders to return such cash to us if their actions are deemed illegal. For the restricted bank accounts, we have not made a provision because the funds therein remain an asset of the Company.

      Consequently, the only difference between Peruvian GAAP and US GAAP relates to those amounts provisioned which under US GAAP would have been recorded as a direct charge to earnings instead of as an account receivable and a provision. Since this different criterion is deemed to be only a reclassification difference, we undertake to include in future Form 20-Fs the following disclosure for such classification difference:

Note 35. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

(…)

(o)	Other accounts receivable

As shown in Note 11, under Peruvian GAAP, seizures are recorded as an account receivable and a provision is established for the full amount based on the opinions of management and its legal advisors. Under US GAAP, seizures should be expensed at once. Therefore our accounts receivables under US GAAP would be reduced by the provision made in an amount of S/.152,971,000 and S/.128,664,000 for December 31, 2004 and 2003, respectively.

Note 14. Property, Plant and Equipment, Net, page F-30
(d) Impairment Loss

3.	Please disclose your US GAAP policies for recognizing and measuring impairments in the value of long-lived assets. It appears, from your disclosure in Note 14(d), under Peruvian GAAP you recognize a valuation allowance (S/. 79,192,000 as of December 31, 2004). Under US GAAP you should record an impairment loss as a reduction in the cost basis of the impaired asset. Refer to paragraph 15 of SFAS No. 144.

     Under US GAAP, the Company periodically evaluates the carrying value of long-lived assets to be held and used in the business, other than goodwill and intangible assets with indefinite lives, and assets held for sale when events and circumstances warrant, generally in conjunction with the annual business planning cycle. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of undiscounting cash flows. If the carrying value is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value for assets to be held and used. For assets held for sale, such loss is further increased by costs to sell. Fair market value is determined

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primarily using the anticipated cash flows. A long-lived asset to be abandoned is disposed of when it ceases to be used.

     We acknowledge that while under Peruvian GAAP a separate disclosure of the cost of property, plant and equipment and the provision for impairment is allowed, under US GAAP when an impairment loss is recognized, the carrying amount should be presented net of this impairment loss. The impaired assets correspond substantially to assets that were abandoned by the Company and there are no differences between Peruvian GAAP and US GAAP related to calculation of the impairment of this kind of assets. The Company determined that those assets will no longer be used based on a technical obsolescence assessment performed at year end.

     In this regard, we undertake to make the appropriate disclosure modification in our future Form 20-Fs, in the reconciliation note, stating that for US GAAP purposes the provision for impairment shall be presented offsetting the corresponding carrying amount of property, plant and equipment.

Note 35. SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN PERU (PERUVIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (U.S. GAAP)

(…)

(p) Impairment of fixed assets

In respect of Note 14(d), the Company is allowed under Peruvian GAAP not to reduce the cost of property, plant and equipment by the provision for impairment. Under US GAAP, when an impairment loss is recognized, the carrying amount should be reduced in the cost basis of the impaired asset. Therefore, our property plant and equipment under US GAAP would have been reduced by S/.65,341,000 and S/.79,192,000 for December 31, 2004 and 2003, respectively, for those amounts recorded as a provision under Peruvian GAAP but that have to be classified as a permanent impairment under US GAAP.

Note 22. Transaction with Related Parties, page F-39

4.	With a view towards expanding your policy disclosure, please explain to us your accounting policy for shared service center expenses under Peruvian GAAP. If your Peruvian GAAP accounting policies for these expenses differs from what is required under US GAAP, please tell us how and where you have reflected the difference in the US GAAP financial information in Note 35. Refer to SAB Topic 1B. Also, clarify for readers why the amounts reported for 2003 and 2004 in this Note are not the same as the amounts shown on the face of the financial statements.

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     As stated in Note 24(f), pursuant to local regulations the pricing of transactions with related companies is determined using the arm’s length principle, which is supported with proper documentation and a study of the valuation methods used for determining transfer pricing.

     Given that the arm’s length principle governs all transactions between related companies, specifically the shared service center expenses (the related company in this case is Telefónica Gestión de Servicios Compartidos Perú (“TGSC”), we understand there are no differences between the Peruvian GAAP and US GAAP accounting treatment for these transactions. Therefore, it was not necessary to reflect any difference (adjustment) in Note 35. In this regard, we undertake to disclose in future Form 20-Fs in Note 22, “Transaction with Related Parties”, that all transactions have been made under the arm’s length principle.

     In addition, the reason why there is a difference in the amounts shown in Note 22 under “shared services center expenses” as compared to those amounts on the face of the financial statements is because Note 22 discloses only the expenses incurred by the Company with our affiliate TGSC, whereas in our income statement the caption “shared services center” includes the TGSC amount, net of the amounts Telefonica del Perú bills to other affiliates, related to expenses attributable to them, i.e. expenses from the “shared services center”. We respectfully acknowledge that a better description should have been used in Note 22, such as “back office service”, instead of “shared services center”, in order to differentiate it from the income statement caption.

     In this regard, we undertake to make the appropriate change in Note 22’s descriptions, from “shared services center” to “back office” in future Form 20-Fs. In addition, in our income statement we will enhance the description from “Shared services center” to “Back office and shared services center”.

Note 29. Other Income (Expenses), Net, Page F-50

5.	The nature of the other expenses reported in the line item “provisions and prior years’ expenses” and your basis for your accounting is unclear, please advise us and clarify your disclosures.

     The caption “Provisions and prior years’ expenses” involves mainly S/. 95 million resulting from tax contingencies that were recorded during 2004, since during such period the Company considered probable the risk that some contingencies could have an unfavorable decision for the Company. We have used the name “provisions and prior years’ expenses” since the underlying tax transactions refer to prior years. We have included additional detail in our response to the Staff’s Comment No. 6 and we undertake to clarify this caption in future Form 20-Fs.

Note 34. Contingencies, pages F-58 - F-59

6.	We note the contingency disclosure provided in Note 34. For US GAAP reporting purposes please provide all of the disclosures required by SFAS No. 5. With respect to the contingencies disclosed in Note 34(a), please quantify the total amount of

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taxes that the taxing authorities claim the company owes, the amount of reasonably possible unasserted claims, and the total amount accrued by the company under US GAAP. You should also disclose the amount of reasonably possible loss in excess of the amount accrued. In this regard, we note you did not quantify in paragraphs (a)(iii) and (a)(iv) of Note 34 the amounts claimed to be owed by the Company and you did not address the possibility of owing additional taxes for years subsequent to 2000. With respect to the contingencies disclosed in Note 34(b), you should provide separate, comprehensive disclosure for each significant contingency. In addition, for all contingencies, the disclosed amounts of your US GAAP loss accruals should be on a gross basis, before adjustments to recognize the present value of the disbursements. Also, please disclose the timing of the expected disbursements.

     With respect to Note 34(a), the total amount of contingencies that the local tax authority claims the Company owes is S/. 2,058 million and relates to income tax, valued-added tax and withholding tax. As of December 31, 2004, the Company’s income tax returns from 2000 to 2004 and value added tax returns from January 2001 to December 2004 are subject to review by the local tax authority. Based on the results of former tax audits, the Company estimates that further reasonably possible and probable unasserted claims for those years could amount up to S/. 474 million.

     S/. 476 million is the amount considered as probable for tax matters for which the Company has established a provision for the same amount, under both Peruvian GAAP and US GAAP, based on its opinion and that of its legal advisors. The amount of reasonably possible loss in excess of such accrued figure is S/. 731 million. The S/. 95 million amount mentioned in the Staff’s Comment No. 5 is included in the provision accrued by the Company during 2004. According to the Peruvian Tax Code, such claims should be resolved within six months after the Company ’s appeal is filed. However, this kind of procedure usually takes longer (2 to 3 years).

     With respect to Note 34(b), the following items are those that we considered as probable contingencies, which are fully provisioned: labor contingencies (S/. 150.7 million), civil contingencies (S/. 12.6 million), administrative contingencies (S/. 22.3 million), and regulatory contingencies (S/. 3.2 million). The timing of the expected disbursements is up to eight years. The amount of reasonably possible loss in excess of such accrued figure is S/. 867 million.

     In addition, please refer to Note 35(m), which explains that under Peruvian GAAP, according to IAS 37, the contingent liabilities and their related accrued interest are calculated and recorded at the present value of the disbursements that the Company expects to incur to settle the obligation. Please note that such policy under Peruvian GAAP affected only the labor contingencies. Under U.S. GAAP, the contingent liabilities should not be discounted and, accordingly, the adjustment provided in the reconciliation between consolidated shareholders’ equity and consolidated net income under Peruvian GAAP and U.S. GAAP eliminates such discounting.

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7.	Please explain to us in detail your U.S. GAAP accounting for the contingent tax liabilities and how you applied the guidance in SFAS No. 5 and FIN 14 when estimating and accruing the contingent tax liability. In this regard, we note in Note4(m) under Peruvian GAAP “[a] provision is recognized only when . . . amount is able to be determined.” Recording an accrual only when you are able to determine a specific amount appears to a higher standard than the U.S. GAAP requirement to accrue the most likely loss amount within the range of reasonably possible amounts. We refer you to the guidance in paragraphs 2 and 3 of FIN 14.

     We respectfully would like to indicate that there has been a mistake in the translation of our financial statements from Spanish to English. The accounting policy under Peruvian GAAP (equivalent to IAS 37) is similar to paragraph 8(b) of SFAS 5, and as such, a provision is recognized when a reliable estimation of the amount of the obligation can be made, and not as the translation states, when the amount is able to be determined. We undertake to correct this matter in future Form 20-Fs, stating that provisions are recognized when “a reliable estimation of the amount of the obligation can be made.”

8.	We note in Note 34(a) management’s separate representations concerning the significance of each tax assessment. Since the tax claims seem to be similar in nature, please disclose management’s assessment of materiality of the tax liabilities in their totality in your U.S. GAAP contingent liability disclosures. In addition, your materiality assessment should separately address the potential impact of the taxes on both the Company’s financial position and future results of operations.

     Although we understand that it would not be necessary to provide separate representations given the similar nature of the contingencies, we tried to follow the same rationale of previous years by adding the new tax claims to those disclosed in previous Form 20-Fs. In this regard, please be advised that management and its legal advisors, both internal and external, consider that the outcome of the claims will not have a significant impact on the Company’s financial position and future results of operations.

     We acknowledge that for clarification purposes it is preferable to use a single representation instead of separate ones. Accordingly, for future Form 20-Fs we undertake to include management’s assessment of materiality for the total amount of tax contingencies.

Note 35. Summary of Differences Between Accounting Principles Generally Accepted in Peru (Peruvian GAAP) and Accounting Principles in the United States (U.S. GAAP), pages F-59 - F-73

9.	It appears, from the disclosure on page F-62, that the U.S. GAAP balance sheet amounts have been restated. If so, disclose in detail the nature of the restatement and its impact on previously reported amounts, and advise us. Refer to the disclosure guidance in FASB No. 154 and explain to us your consideration of this literature.

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     We respectfully would like to indicate that the SEC (International Reporting and Disclosure Issues in the Division of Corporation Finance) permits foreign registrants that prepare financial statements with comprehensive price-level adjustments not to reconcile the effect of such price level changes to U.S. GAAP. Telefónica de Perú is one such registrant as indicated in Note 4 to our financial statements. Therefore, our indication in the U.S. GAAP balance sheet that the amounts have been restated refers to such price-level changes on previous years’ figures, as well as to minor reclassifications made for comparative purposes.

     In this regard, we undertake to enhance our disclosures in future Form 20-Fs in order to indicate that figures are “presented considering the adjustments and reclassifications included in this note” instead of “as restated”.

(b)Revenue Recognition, page F-66

10.	We note on page F-18 that, under Peruvian GAAP, revenues and costs from telephone line installation are recognized at the time the related contracts are signed.It is unclear if you address your accounting for this service in your U.S. GAAP reconciliation since in the disclosure in Note 35(b) you disclose that under Peruvian GAAP installation fees and related costs are recognized when installation is made. Please expand your U.S. GAAP revenue recognition policy disclosure to clearly address your treatment of this difference in accounting and to explain your U.S. GAAP policy.

     The apparent difference between the two recognition policies on the same transaction is due to the fact that both the contract signing and the line installation occur within a very small interval of time, approximately 5 to 15 days. However, for clarification purposes, we agree that it is preferable to use a single term that defines what is the policy followed by the Company. Therefore, we undertake to make the appropriate modifications in future Form 20-Fs, indicating that the revenues and costs from telephone line installation are recognized at the moment of installation.

     As to the U.S. GAAP revenue recognition policy, until December 31, 2003, both revenues for installation fees and direct installation costs, up to the amount of the installation fees, were deferred during the estimated client relationship period. Starting on January 1, 2004, installations fees are still being deferred during the estimated client relationship period as required by SEC Staff Accounting Bulletin Topic 13-A.1, Revenue Recognition, but installation costs are charged to results as incurred as permitted by such accounting literature.

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TELEFÓNICA DEL PERÚ S.A.A.

COMPANY STATEMENT

     On behalf of TELEFÓNICA DEL PERÚ S.A.A., a Peruvian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      IN WITNESS WHEREOF, I have executed this statement of the Company on this 16 day of August 2005.

TELEFÓNICA DEL PERÚ S.A.A.

By:	/s/ José Fermín Alvarez

Name: José Fermín Alvarez
Title: Chief Financial Officer